                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange
                                  Act of 1934
                                (Amendment No. 2)

                                   ----------

                              DAVE & BUSTER'S, INC.
                       (Name of Subject Company (issuer))


     D&B ACQUISITION SUB, INC.                          INVESTCORP S.A.
        D&B HOLDINGS I, INC.                         DAVE & BUSTER'S, INC.
         DAVID O. CORRIVEAU                             JAMES W. CORLEY
      WILLIAM C. HAMMETT, JR.                          WALTER S. HENRION

                        (Name of Filing Person (offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                          (including associated rights)
                         (Title of Class of Securities)
                                    23833N104
                      (CUSIP Number of Class of Securities)
                                   SIMON MOORE
                                    PRESIDENT
                            D&B ACQUISITION SUB, INC.
                         C/O GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                            E. MICHAEL GREANEY, ESQ.
                             SEAN P. GRIFFITHS, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000

                                   ----------

This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101)
            or Rule 13e-3(c) (section 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                             AMOUNT OF FILING FEE
       ----------------------                             --------------------
           $ 193,919,970                                         $ 17,848

* Estimated for purposes of calculating the amount of the filing fee only, based upon the sum of (a) the product of the 12,224,734 shares of common stock to be acquired for cash and the merger consideration of $13.50 per share, (b) the cumulative total of the difference between the merger consideration of $13.50 per share and the exercise price per share of each of the 1,917,265 shares of common stock subject to outstanding options in which the exercise price per share is less than the merger consideration per share, and (c) the market value of the 1,150,515 shares to be acquired in exchange as determined in accordance with Regulation 0-11(a)(4) of the Securities Exchange Act of 1934.

[X] Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $ 19,923.02                    Filing Party:   Dave & Buster's, Inc.
Form or Registration No.:    Schedule 14-A                  Date Filed:     July 29, 2002

         This Amendment No. 2 to Schedule 13E-3 amends and supplements the Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on July 29, 2002, and amended by Amendment No. 1 to Schedule 13E-3 filed with the SEC on September 11, 2002 (as amended and supplemented, the "Schedule 13E-3"), by Dave & Buster's, Inc., a Missouri Corporation ("D&B"), D&B Holdings I, Inc., a Delaware corporation ("D&B Holdings") formed at the direction of Investcorp S.A. ("Investcorp"), Investcorp, a Luxembourg corporation, D&B Acquisition Sub, Inc., a Missouri corporation ("D&B Acquisition") and wholly owned subsidiary of D&B Holdings, David O. Corriveau, James W. Corley, Walter S. Henrion, and William C. Hammett, Jr. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated May 30, 2002, as amended by the First Amendment to the Merger Agreement, dated July 12, 2002, and by the Second Amendment to the Merger Agreement, dated September 30, 2002, (the "Merger Agreement"), among D&B, D&B Holdings and D&B Acquisition pursuant to which D&B Acquisition will be merged (the "Merger") with and into D&B, with D&B as the surviving corporation.

         Under the terms and subject to the conditions of the Merger Agreement, each outstanding share of common stock, par value $0.01 per share, together with associated rights will be converted into the right to receive $13.50 in cash without interest thereon.

         Concurrently with the filing of this Schedule 13E-3, D&B is filing with the SEC an Amendment No. 2 to the preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of shareholders of D&B at which the shareholders of D&B will consider and vote upon a proposal to approve and adopt the Merger Agreement. A copy of the Proxy Statement is filed herewith as Exhibit
(a)(2), and a copy of the Merger Agreement is attached thereto as Appendix A.

         The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of this Schedule l3E-3. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

ITEM 16. EXHIBITS.

         (a)(2) Amendment No. 2 to Preliminary Proxy Statement and form of Proxy Card under Regulation 14A, dated October 2, 2002.*

         (d)(8) Second Amendment to the Merger Agreement among D&B, D&B Holdings and D&B Acquisition, dated September 30, 2002.

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         *        Incorporated by reference to the Proxy Statement filed with the SEC by D&B on October 2, 2002.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated: October 2, 2002

                                             D&B ACQUISITION SUB, INC.


                                             By:  /s/ Simon Moore
                                                -------------------------------
                                                  Name: Simon Moore
                                                  Title: President

                                             D&B HOLDINGS I, INC.


                                             By:  /s/ Simon Moore
                                                -------------------------------
                                                  Name: Simon Moore
                                                  Title: President


                                             INVESTCORP S.A.


                                             By:  /s/ Gary Long
                                                  ------------------------------
                                                  Name: Gary Long
                                                  Title: Authorized Executive


                                             DAVE & BUSTER'S, INC.



                                             By:  /s/ David O. Corriveau
                                                -------------------------------
                                                  Name: David O. Corriveau
                                                  Title: President


                                                  /s/ David O. Corriveau
                                             ----------------------------------
                                             David O. Corriveau



                                                  /s/ James W. Corley
                                             ----------------------------------
                                             James W. Corley


                                                  /s/ Walter S. Henrion
                                             ----------------------------------
                                             Walter S. Henrion


                                                  /s/ William C. Hammett, Jr.
                                             ----------------------------------
                                             William C. Hammett, Jr.

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
(a)(2)            Amendment No. 2 to Preliminary Proxy Statement and form of
                  Proxy Card under Regulation 14A, dated October 2, 2002.*

(d)(8)            Second Amendment to the Merger Agreement among D&B, D&B
                  Holdings and D&B Acquisition, dated September 30, 2002.

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 *  Incorporated by reference to the Proxy Statement filed with the SEC by D&B on October 2, 2002.